Issuer Free Writing Prospectus filed pursuant to Rule 433

supplementing the

Preliminary Prospectus Supplement dated August 8, 2024

Registration No. 333-261730

Walgreens Boots Alliance, Inc.

Pricing Term Sheet

$750,000,000 8.125% Notes due 2029

Issuer:	Walgreens Boots Alliance, Inc.

Expected Rating:*	B1 (Moody’s) / BB (S&P)

Trade Date:	August 8, 2024

Settlement Date:	T+2, August 12, 2024. Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes more than one business day prior to the scheduled closing date for this offering will be required, by virtue of the fact that the notes initially settle in T+2, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes during such period should consult their advisors.

Security:	8.125% Notes due 2029 (the “Notes”)

Principal Amount:	$750,000,000

Maturity:	August 15, 2029

Coupon:	8.125%

Benchmark Treasury:	4.00% due July 31, 2029

Spread to Benchmark Treasury:	+430 bps

Yield to Maturity:	8.125%

Price to Public:	100.000% of the principal amount

Day Count Convention:	30 / 360

Interest Payment Dates:	August 15 and February 15, commencing on February 15, 2025

Optional Redemption:

Prior to August 15, 2026, make-whole call at the Treasury Rate plus 50 basis points, plus accrued and unpaid interest on the Notes being redeemed to, but excluding, the redemption date (subject to the rights of holders on the relevant record date to receive interest due on the relevant interest payment date).

On or after August 15, 2026, the Issuer may redeem all or part of the notes at the redemption prices set forth below (expressed as percentages of the principal amount), plus accrued and unpaid interest on the Notes to be redeemed to, but excluding, the redemption date (subject to the rights of holders on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the 12-month period commencing on August 15 of the years set forth below:

	Period	Redemption Price
	2026	104.063%
	2027	102.031%
	2028	100.000%

Optional Redemption after Equity Offerings:	Notwithstanding any other optional redemption provisions, at any time and from time to time on or prior to August 15, 2026, the Issuer may redeem at its option up to 40% of the original aggregate principal amount of the Notes with the net cash proceeds of certain equity offerings at a redemption price equal to 108.125% of the aggregate principal amount thereof, plus accrued and unpaid interest on the Notes to be redeemed to, but excluding, the redemption date (subject to the rights of holders on the relevant record date to receive interest due on the relevant interest payment date).

Change of Control Repurchase Obligation:	Obligation of the Issuer to offer to repurchase the Notes in whole at 101% of the principal amount there of plus accrued and unpaid interest on the Notes to be repurchased to, but excluding, the repurchase date (subject to the rights of holders on the relevant record date to receive interest due on the relevant interest payment date).

CUSIP/ISIN:	931427AW8 / US931427AW86

Joint Book-Running Managers:

J.P. Morgan Securities LLC

Wells Fargo Securities, LLC

BofA Securities, Inc.

Mizuho Securities USA LLC

SMBC Nikko Securities America, Inc.

Truist Securities, Inc.

Morgan Stanley & Co. LLC

Goldman Sachs & Co. LLC

Citigroup Global Markets Inc.

PNC Capital Markets LLC

Co-Managers:

Loop Capital Markets LLC

Scotia Capital (USA) Inc.

NatWest Markets Securities Inc.

BNP Paribas Securities Corp.

U.S. Bancorp Investments, Inc.

Drexel Hamilton, LLC

Siebert Williams Shank & Co., LLC

Independence Point Securities LLC

Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Issuer’s preliminary prospectus supplement, dated August 8, 2024, to the Issuer’s prospectus, dated December 17, 2021 (collectively, the “prospectus”).

*	A credit rating is not a recommendation to buy, sell or hold any securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC at 1-212-834-4533, Wells Fargo Securities, Inc. at 1-800-645-3751 or BofA Securities, Inc. at 1-800-294-1322.

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